UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Preliminary Operating Results for the Third Quarter of 2025

On October 30, 2025, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2025. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2025	2Q 2025	% Change Increase (Decrease) (Q to Q)	3Q 2024	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	14,972,327	24,200,489	(38.13)	15,488,693	(3.33)
	Cumulative	58,916,784	—	—	58,746,879	0.29
Net operating profit	Specified Quarter	2,334,990	2,132,971	9.47	2,365,392	(1.29)
	Cumulative	6,760,989	—	—	7,013,699	(3.60)
Profit before income tax	Specified Quarter	2,261,433	2,343,141	(3.49)	2,291,992	(1.33)
	Cumulative	6,911,180	—	—	6,059,318	14.06
Profit for the period	Specified Quarter	1,655,228	1,747,580	(5.28)	1,601,811	3.33
	Cumulative	5,101,930	—	—	4,368,778	16.78
Profit attributable to shareholders of the parent company	Specified Quarter	1,686,040	1,738,422	(3.01)	1,619,718	4.09
	Cumulative	5,121,733	—	—	4,394,149	16.56

Notes: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
2)	KB Financial Group’s operating results for the third quarter of 2024 have been adjusted retroactively to reflect certain communications with the Financial Supervisory Service regarding the application of K-IFRS 1117 (Insurance Contracts).

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2025	2Q 2025	% Change Increase (Decrease) (Q to Q)	3Q 2024	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	6,444,666	14,169,626	(54.52)	7,871,312	(18.12)
	Cumulative	31,425,703	—	—	34,096,985	(7.83)
Net operating profit	Specified Quarter	1,573,852	1,556,425	1.12	1,590,218	(1.03)
	Cumulative	4,519,186	—	—	4,452,149	1.51
Profit before income tax	Specified Quarter	1,578,930	1,537,223	2.71	1,565,802	0.84
	Cumulative	4,490,178	—	—	3,573,299	25.66
Profit for the period	Specified Quarter	1,175,328	1,152,065	2.02	1,072,126	9.63
	Cumulative	3,345,168	—	—	2,538,458	31.78
Profit attributable to shareholders of the parent company	Specified Quarter	1,176,943	1,161,173	1.36	1,112,032	5.84
	Cumulative	3,364,548	—	—	2,617,890	28.52

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2025	2Q 2025	% Change Increase (Decrease) (Q to Q)	3Q 2024	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,746,467	3,216,537	(14.61)	2,341,119	17.31
	Cumulative	8,951,291	—	—	8,074,583	10.86
Net operating profit	Specified Quarter	225,265	218,043	3.31	238,775	(5.66)
	Cumulative	667,919	—	—	735,474	(9.19)
Profit before income tax	Specified Quarter	213,388	221,672	(3.74)	233,598	(8.65)
	Cumulative	673,908	—	—	710,297	(5.12)
Profit for the period	Specified Quarter	160,067	160,658	(0.37)	173,149	(7.56)
	Cumulative	502,428	—	—	552,616	(9.08)
Profit attributable to shareholders of the parent company	Specified Quarter	159,172	160,335	(0.73)	172,031	(7.47)
	Cumulative	500,769	—	—	550,894	(9.10)

Notes: 1)	The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the third quarter of 2025, which are based on KB Financial Group’s consolidated financial statements.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 30, 2025	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer